SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 21, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated January 20, 2005, announcing that Dassault Systemes will showcase its PLM (Product Lifestyle Management) solutions for the Process, Power and Petroleum (PP&P) industries at the DaratechPlant2005 conference in Houston, Texas, January 24-26.

Dassault Systèmes Showcases PLM Solutions for the
Process, Power, and Petroleum Industries at
DaratechPlant2005 Conference

PLM solution enables companies in the industry to achieve
extraordinary benefits over traditional plant design tools

Houston, Texas, and Paris, France — January 20, 2005 – Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) announced today that it will showcase its PLM (Product Lifecycle Management) solutions for the Process, Power and Petroleum (PP&P) industries at the DaratechPlant2005 conference in Houston, Texas, January 24-26.

Dassault Systèmes’ Version 5 (V5) PLM solution is comprised of CATIA, for collaborative product development and plant engineering; ENOVIA and SMARTEAM for product data and asset lifecycle management, collaboration, and decision support; and DELMIA for digital development of fabrication, construction simulations and maintenance processes. The fully integrated V5 PLM solution enables companies to create, simulate, operate and service complex systems found in the PP&P and marine industries. PLM is an evolution toward an integrated solution and beyond today’s traditional plant design and point solution offerings.

Through an alliance with Microsoft Corporation, the V5 PLM solution will also harness the revolutionary power of XML technology, further extending the availability of V5 PLM as an easy-to-use 3D global collaborative workspace.

V5 PLM enables owner-operators and engineering companies in the PP&P industries to transform and optimize their business processes and organizations. Benefits reported by users include significant improvements in schedule performance and a reduction in the cost of change-process execution. Further, V5 PLM enables universal sharing and extensive reuse of information. Those capabilities provide rapid design collaboration through all phases of a project lifecycle, enhancing project performance and leading to innovative real-time operations.

“We will be able to collaborate better with partners and resolve potential problems in projects more quickly and effectively using PLM applications,” said Jean-Paul Rigg, manager, Production Engineering at the Equipment Division of Hydro-Québec, an adopter of CATIA V5 and SMARTEAM. “PLM technology from Dassault Systèmes will enable us to meet shorter deadlines, reach our quality, design and development goals and manage our costs.”

“The Process, Power, and Petroleum industry is the newest sector to experience the business transformation that V5 PLM makes possible,” said Etienne Droit, executive vice president, Sales and Services, Dassault Systèmes. “As with companies in the shipbuilding and aerospace industries before them, companies in the PP&P industries will benefit from the collaborative design capabilities of these powerful tools, which will enable them to focus on innovation and optimization of their design, manufacturing, and maintenance processes.”

RAND North America, a Dassault Systèmes sales partner, will also participate in the Daratech event.

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About Dassault Systèmes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product design tools (SolidWorks), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Dassault Systèmes Press Contacts: Anthony Maréchal +33 1 55 49 84 21 anthony_marechal@ds-fr.com Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com	Dassault Systèmes Investor Contact: Harriet Keen Financial Dynamics, +44 207 831 3113

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: January 21, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration